September 22, 2025

Brendan Keating
Chief Accounting Officer
FTI Consulting, Inc.
555 12th Street NW,
Washington, DC 20004

       Re: FTI Consulting, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-14875
Dear Brendan Keating:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 8: Financial Statements
Notes to Consolidated Financial Statements
Note 20: Segment Reporting, page 79

1. Please tell us how your disclosure complies with the requirements to disclose how the
       CODM uses the reported measure(s) of segment profit or loss in assessing performance and allocating resources. See ASC 280-10-50-29(f).
 September 22, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services